KEYSTONE INSURERS GROUP™

Corporate Headquarters
David E. Boedker
President & CEO
1995 Point Township Drive
Northumberland, PA 17857
Tele: 570.473.4302
Fax: 570.473.4303
Website: keystoneinsgrp.com

June 28, 2007

Mr. Jay Williamson
Division of Corporation Finance
Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re: Keystone Insurers Group, Inc.
             Your File No. 024-10133

Dear Mr. Williamson:

We are writing to request the Securities and Exchange Commission to qualify the following offering on June 29, 2007:

Name of Company:	Keystone Insurers Group, Inc.
File No.:	024-10133
Form Type:	1-A
Qualification Date and Time:	June 29, 2007

We acknowledge that:

1)   Should the SEC or its staff acting pursuant to delegated authority declare the Circular Offering from Keystone Insurers Group, Inc. be qualified, it does not foreclose the Commission from taking further action with respect to the Form 1-A;

2)   The action of the Commission or the staff acting pursuant to delegated authority in declaring the Form 1A effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Form 1-A;

3)   The Registrant may not assert the action of the SEC or its staff as a defense in any proceeding initiated by the Commission or any other party under the Federal Securities Laws of the United States.

Respectfully yours,

KEYSTONE INSURERS GROUP, INC.

By: _____
David E. Boedker, Sr.
President and Chief Executive Officer

Preserving & Strengthening
The Independent Agency System